News Release

RESIN SYSTEMS RETAINS KCSA WORLDWIDE TO INTRODUCE ITS PRODUCTS AND SERVICES IN THE UNITED STATES

Edmonton, Alberta, August 3, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYE - OTCBB), a composite material products technology company ("RS"), announced today that subject to the approval of the TSX Venture Exchange, it will retain KCSA Worldwide of New York, New York, as a public relations consultant to introduce and support RS's products and technology in the United States.

Pursuant to an agreement, KCSA Worldwide will provide public relations services to RS for an initial six-month term, terminable upon 30 days written notice, in consideration of a minimum monthly fee of U.S. $5,000 plus expenses.  Thereafter, the agreement will continue indefinitely provided that it may be terminated upon 90 days written notice.   Henry Feintuch, managing partner, and Yin Chang, managing director of KCSA Worldwide's Global Technology and Business-to-Business Practice, will manage RS's public relations program.   KCSA Worldwide does not have an interest, directly or indirectly, in RS or its securities, or any right or intent to acquire such an interest.

About KCSA Worldwide

Now in its 37th year, KCSA Worldwide (www.kcsa.com) is the only corporate communications firm in the United States that integrates investor relations, public relations and marketing services.  The firm's customized programs and strategic counsel create communications solutions for public and private companies allowing them to effectively reach their desired audiences and achieve their business marketing goals.

About Resin Systems Inc.

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes.  The foundation of these solutions is based on the company's patented polyurethane Version™ resin system.  RS is continuously building on this foundation through additional patent pending and trade secret knowledge.  The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is in the process of commercializing the RStandard™ for sale to power utility companies both domestically and internationally.  For the latest on the company's developments, click on 'Latest News from RS' on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Jennifer Handshew/Yin Chang

President and Chief Executive Officer

Media Relations

Resin Systems Inc.

KCSA Worldwide

Ph: (780) 482-1953

(212) 896-1272 / (212) 896-1228

Fax: (780) 452-8755

(212) 986-3380

Email:  gregp@grouprsi.com

jhandshew@kcsa.com / ychang@kcsa.com

www.grouprsi.com

www.kcsa.com

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements.  The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them.  Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control.  Many of these risks and uncertainties are described in RS's revised annual information form dated June 29, 2005, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities.